SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

NATIONAL GOLF PROPERTIES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

63623G109 (CUSIP Number)

July 29, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP NO. 63623G109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gilstrap

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 757,300

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 757,300

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%

12	TYPE OF REPORTING PERSON IN

Page 2 of 7 Pages

Item 1(a).    Name of Issuer:

National Golf Properties, Inc., a Maryland corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

2951 28th Street, Suite 3001, Santa Monica, CA 90405

Item 2(a).    Name of Person Filing:

James C. Gilstrap

Item 2(b).    Address of Principal Business Office or, if None, Residence:

5067 Shore Drive
Carlsbad, CA 92008

Item 2(c).    Citizenship:

United States

Item 2(d).    Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

63623G109

Item 3.    If This Statement is Filed Pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☒	Investment company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Page 3 of 7 Pages

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

This statement is filed pursuant to (i) Rule 13d-1(b) with respect to 20,000 of the shares held beneficially by James C. Gilstrap and (ii) Rule 13d-1(c) with respect to 737,300 of the shares held beneficially by James C. Gilstrap—See Item 4 below for additional information.

Item 4.    Ownership:

(a)	Amount beneficially owned:
757,300

(b)	Percent of class:
5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
757,300

(ii)	Shared power to vote or to direct the vote:
-0-

(iii)	Sole power to dispose of or to direct the disposition of:
757,300

(iv)	Shared power to dispose of or to direct the disposition of:
-0-

On July 29, 2002, James C. Gilstrap became the beneficial owner of an aggregate of 757,300 shares of the common stock of the Issuer, representing 5.8% of such class of securities, as a result of the following aggregate holdings:

(1)
20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Melissa Gilstrap Eastman Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Melissa Gilstrap Eastman.

(2)
20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Christina Ashley Gilstrap Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Christina Ashley Gilstrap.

Page 4 of 7 Pages

(3)	20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Deborah Ann Gilstrap Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Deborah Ann Gilstrap.

(4)	200,000 aggregate shares held by James C. Gilstrap, Trustee for James C. Gilstrap Trust DTD 01/16/95.

(5)	477,300 aggregate shares held by Stephens, Inc. as Custodian for James C. Gilstrap, IRA.

(6)	20,000 aggregate shares held by Abbott Investment Company, LLC. James C. Gilstrap is a member and manager of Abbott Investment Company, LLC.

The shares described in subsections (1) through (5) above are being reported hereunder pursuant to Rule 13d-1(c). The shares described in subsection (6) above are being reported hereunder pursuant to Rule 13d-1(b).

Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

On July 29, 2002, James C. Gilstrap became the beneficial owner of an aggregate of 757,300 shares of the common stock of the Issuer, representing 5.8% of such class of securities, as a result of the following aggregate holdings:

(1)
20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Melissa Gilstrap Eastman Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Melissa Gilstrap Eastman.

(2)
20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Christina Ashley Gilstrap Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Christina Ashley Gilstrap.

(3)	20,000 aggregate shares held by Melody Sue Gilstrap, Trustee for Deborah Ann Gilstrap Trust DTD 02/08/99. James C. Gilstrap is the spouse of Melody Sue Gilstrap and the father of Deborah Ann Gilstrap.

(4)	200,000 aggregate shares held by James C. Gilstrap, Trustee for James C. Gilstrap Trust DTD 01/16/95.

(5)	477,300 aggregate shares held by Stephens, Inc. as Custodian for James C. Gilstrap, IRA.

(6)	20,000 aggregate shares held by Abbott Investment Company, LLC. James C. Gilstrap is a member and manager of Abbott Investment Company, LLC.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Page 5 of 7 Pages

Item 8.    Identification and Classification of Members of the Group:

Not applicable

Item 9.    Notice of Dissolution of Group:

Not applicable

Page 6 of 7 Pages

Item 10.    Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 7, 2002

/s/ JAMES C. GILSTRAP
James C. Gilstrap

Page 7 of 7 Pages